Poppy Bagels

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	
Pop Ups	85,592.44
Pre-Order	106,965.98
Sales Apparel	2,662.22
Total Sales	**195,220.64**
Service Charge	85.14
Square Income	0.00
Total Income	**$195,305.78**
Cost of Goods Sold	
Cost of Goods Sold	37,717.27
Cost of Goods Sold - Apparel	1,380.69
Total Cost of Goods Sold	**39,097.96**
Delivery	143.00
Packaging	3,476.01
Shipping	127.69
Square Fees	2,694.50
Total Cost of Goods Sold	**$45,539.16**
GROSS PROFIT	**$149,766.62**
Expenses	
Accounting	261.95
Advertising & Marketing	1,322.70
Bank Charges & Fees	32.21
Contractors	24,265.39
Festival Fees	2,434.00
Insurance	1,170.80
Job Supplies	35.00
Legal & Professional Services	1,648.55
Licenses & Permits	2,187.63
Meals & Entertainment	814.02
Miscellaneous	-7.97
Office Supplies & Software	1,389.36
Payroll Expenses	
Payroll Taxes	1,076.57
Wages	5,274.81
Total Payroll Expenses	**6,351.38**
Reimbursable Expenses	1,671.10
Rent & Lease	36,494.50
Small Equipment	1,679.80
Smallwares	1,570.47
Software	150.00
Taxes & Licenses	317.24
Travel	1,574.28

Poppy Bagels

Profit and Loss
January - December 2021

	TOTAL
Website	1,402.58
Total Expenses	**$86,764.99**
NET OPERATING INCOME	**$63,001.63**
Other Income	
Interest earned	13.34
Rewards	64.34
Sale of Equipment	675.00
Total Other Income	**$752.68**
Other Expenses	
Build Out Expenses	
Architect Fee	1,347.85
Legal Fees	1,500.00
Total Build Out Expenses	**2,847.85**
Total Other Expenses	**$2,847.85**
NET OTHER INCOME	**$ -2,095.17**
NET INCOME	**$60,906.46**

Poppy Bagels

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Drawer	22.75
Lending Club Checking	50,516.58
LLC Checking	10,508.12
TOTAL BUS CHK (0685)	0.01
Total Bank Accounts	**$61,047.46**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	1,467.46
Uncategorized Asset	0.00
Undeposited Funds-1	0.00
Total Other Current Assets	**$1,467.46**
Total Current Assets	**$62,514.92**
TOTAL ASSETS	**$62,514.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	358.44
PreOrder Tips	0.00
Square Tips	809.02
Total Other Current Liabilities	**$1,167.46**
Total Current Liabilities	**$1,167.46**
Total Liabilities	**$1,167.46**
Equity	
Owner's Investment	17,119.73
Owner's Pay & Personal Expenses	-25,599.14
Retained Earnings	11,065.57
Net Income	58,761.30
Total Equity	**$61,347.46**
TOTAL LIABILITIES AND EQUITY	**$62,514.92**


Poppy Bagels

Statement of Cash Flows
January - December 2021


	TOTAL
OPERATING ACTIVITIES	
Net Income	60,906.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset	-1,467.46
California Department of Tax and Fee Administration Payable	358.44
Tips:PreOrder Tips	0.00
Tips:Square Tips	-457.14
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,566.16**
Net cash provided by operating activities	**$59,340.30**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-25,599.14
Net cash provided by financing activities	**$ -25,599.14**
NET CASH INCREASE FOR PERIOD	**$33,741.16**
Cash at beginning of period	28,249.30
CASH AT END OF PERIOD	**$61,990.46**